Exhibit 2.1

CLOSING AGREEMENT
This CLOSING AGREEMENT (this “Agreement”) is made as of July 27, 2017, by and between Novation Companies, Inc. (“Parent”), Novation Holding, Inc. (“Buyer”), Healthcare Staffing, Inc. (the “Company”) and Butler America, LLC (“Seller”). Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement (as defined below).
R E C I T A L S
WHEREAS, Parent, Buyer, Company and Seller are parties to that certain Stock Purchase Agreement, dated as of February 1, 2017 (the “Purchase Agreement”), providing for the purchase by Buyer of all of the outstanding capital stock of the Company on the terms and subject to the conditions set forth therein; and
WHEREAS, in connection with the Closing of the transactions contemplated under the Purchase Agreement, the parties hereto desire to make the following agreements as set forth herein.
A G R E E M E N T
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
1.Elimination of Indemnification Escrow Amount Escrow. The parties hereto agree that the Purchase Agreement shall be amended to eliminate the Indemnification Escrow Amount escrow account, and no such amount shall be deposited in escrow. Accordingly, Section 1.4 of the Purchase Agreement shall be, and hereby is, deleted. All references in the Purchase Agreement to Indemnification Escrow Amount shall be disregarded. Notwithstanding the agreement that the Indemnification Escrow Amount shall not be deposited into escrow with the Escrow Agent pursuant to an escrow agreement in the form attached to the Purchase Agreement, the term “Cap,” as used in the Purchase Agreement, shall mean $240,000. Further, the reference to the Indemnity Escrow Amount in Section 8.9(b) of the Purchase Agreement shall be $240,000. It is further provided that Section 8.6(a) of the Purchase Agreement shall be, and hereby is, amended to read in its entirety as follows:
(a)Following Closing, with respect to any Adverse Consequences recoverable by a Buyer Indemnified Party under Section 8.2(a) and (b), other than any such Adverse Consequences arising from a breach or an inaccuracy in any Fundamental Representation or a breach of any covenant under Sections 5.4 or 5.9, and other than with respect to a Party’s right to seek specific performance or other equitable relief pursuant to Section 10.12 or claims based on Actual Fraud by Seller or a breach of or inaccuracy in any Fundamental Representations, any such Adverse Consequences will be recovered from Seller in an amount not to exceed $240,000 (subject to the rights of Buyer Indemnified Parties to recover under the R&W Insurance Policy, if any, and in the event that the R&W Insurance Policy is not issued or is not available to, or does not, cover any claims for any such Adverse Consequences, Buyer Indemnified Parties shall have no additional recourse against Seller).
2.Closing Extension. In consideration for the delay in Closing and additional costs and expenses incurred by Seller in connection with such delay, at the Closing and paid together with the Estimated Closing Cash Payment, Buyer shall reimburse Seller for additional costs and expenses incurred by Seller in connection with such delay in the amount of $100,000.

3.Financing Costs. Parent, Buyer and the Company acknowledge and agree that (A) the “work fee” owed or to be owed to The PrivateBank and (B) the legal fees incurred by the Company in connection with a credit facility arrangement for the Company are, in each case, obligations of the Company that will be paid by the Company following the Closing. Neither of these amounts has been billed to the Company and is not yet due and payable.
4.Representations.
(a)The definition of “Solvent” in Article 9 of the Purchase Agreement shall be, and hereby is, amended to delete clause (a) thereof.
(b)In consideration for the amendment described in Section 4(a) of this Agreement, Section 8.3 of the Purchase Agreement shall be, and hereby is, amended to add thereto a new clause (c) as follows: “or (c) any claim against any Seller Indemnified Parties by any trade creditor of the Company at the time of Closing with respect to any claims that the Company is delinquent in paying any sums due to such trade creditor, including without limitation, by reason of the transactions contemplated by this Agreement or the insolvency of the Company, Parent or Buyer.”
(c)Clause (b) of Section 2.21 shall be, and hereby is, amended by the deletion thereof in its entirety and the replacement therefor of the following:
“(b) subject to a reserve for bad debts shown on the Recent Balance Sheet or, with respect to accounts receivable arising after the Recent Balance Sheet, on the accounting records of the Company provided to Buyer in writing, are collectible in full.”
5.Taxes.
(a)Seller represents that Exhibit A to this Agreement comprises the total amount of Payroll Taxes (as defined below) due or payable (or estimated to be due or payable) by the Company with respect to all Pre-Closing Periods (the “Total Payroll Tax Obligation”) consisting of (1) any Taxes that the Company is required to (i) deduct and withhold (under Subtitle C of the Code or any corresponding state or local tax Law) from any payment to any Person having the status of an employee of the Company as determined under the Code and (ii) remit or report such Payroll Taxes to a Governmental Body (the “Trust Fund Taxes”) and (2) any other Payroll Taxes (other than Payroll Taxes described in Section 5(a)(1) of this Agreement) that the Company is obligated to pay under Subtitle C of the Code or any corresponding state or local tax Law (the “Company Taxes” and together with the Trust Fund Taxes, collectively, the “Payroll Taxes”). At the Closing and simultaneously with the payment of the Estimated Closing Cash Payment, the amount of the Total Payroll Tax Obligation shall be deducted from the Estimated Closing Cash Payment.
(b)At the Closing and simultaneously with the payment of the Estimated Closing Cash Payment, Buyer shall transmit the Trust Fund Taxes (other than the portion of such Trust Fund Taxes consisting of penalties and interest (the “Penalties”)) by wire transfer of immediately available funds to the Company who shall, in turn, prepare checks to the proper Governmental Body(s) along with the recommended transmittal forms to assure the proper application of the funds to the Trust Fund Taxes. The Company shall also submit applications (pursuant to an offer-in-compromise or otherwise) to the proper Taxing Authorities seeking a waiver or settlement of the Company Taxes and/or the Penalties for a reduced amount (a “Waiver Request”). Notwithstanding any provision in the Purchase Agreement, Seller shall control all aspects of any Waiver Request, including any decision to settle or abandon a Waiver Request; provided, however, that Seller agrees that the Company may settle or abandon any Waiver Request in the event (1) the Company determines, in its reasonable discretion, that continuing any Waiver Request is reasonably likely to have a material adverse effect on the Company or the Company’s business and (2) Seller agrees, in its reasonable discretion, with the Company’s determination; provided that Seller’s agreement will not unreasonably be withheld. The parties shall reasonably cooperate with each other on all matters relating to any Waiver Request.

(c)Unless otherwise mutually agreed to by Seller and the Company, no later than thirty (30) Business Days following each resolution of any Waiver Requests or any portion thereof, Buyer shall deliver to Seller a notice (each, a “Tax Notice”) stating the amount that is equal to the difference of (1) the sum of (i) fifty percent (50%) of the aggregate amount waived by any Taxing Authority pursuant to any Waiver Requests or otherwise (other than any amounts waived or not imposed with respect to (x) the penalty assessment made by the IRS on July 3, 2017 in an amount equal to $92,760.37 and (y) the penalty assessments under Georgia state law for the periods Quarter 4, 2016 and Quarter 1, 2017, estimated by the Company to be an amount equal to $50,374.93 and $42,493.04 (together with the $50,374.93, the “Georgia Designated Amounts”) , respectively, such amounts, collectively, the “Designated Amounts”) and (ii) one hundred percent (100%) of amounts waived or not imposed with respect to the Designated Amounts minus (2) fifty percent (50%) of the sum of (i) any interest accrued or penalties imposed on the Company Taxes or the Penalties after the Closing and (ii) all out-of-pocket costs attributable to all Waiver Requests (each, a “Tax Difference”). If any Tax Difference is positive, Buyer shall pay an amount equal to any Tax Difference to Seller by wire transfer of immediately available funds. If any Tax Amount is negative, Seller and Sorensen, jointly and severally, shall be liable for and shall pay an amount equal to the absolute value of any Tax Difference to Buyer by wire transfer of immediately available funds. Any payment made under this Section 5(c) shall be (1) made within thirty days of the delivery of each Tax Notice, (2) treated as an adjustment to the Purchase Price for all Tax purposes to the extent permitted by applicable Law and (3) paid by wire transfer of immediately available funds to an account designated by the party that is receiving the payment. Notwithstanding anything in this Agreement to the contrary, within three (3) Business Days after any portion of the Designated Amounts is waived, or if the Georgia Designated Amounts are not assessed or threatened in writing on or prior to the last resolution of the Waiver Request with respect to Georgia Payroll Taxes (the “Waived Portion”), Buyer shall pay an amount equal to (A) fifty percent (50%) of such Waived Portion to Seller, (B) forty percent (40%) of such Waived Portion to Richard Rector, and (C) ten percent (10%) of such Waived Portion to Tracy Cameron, in each case by wire transfer of immediately available funds.
6.Working Capital. The Estimated Closing Date Net Working Capital shall be $6,100,000. In addition, Section 1.3(f) of the Purchase Agreement shall be, and hereby is, amended by the deletion thereof in its entirety and the replacement therefor of the following:
(f)    Purchase Price Adjustment Payment. Following Closing, (i) the amount, if any, by which the Closing Date Net Working Capital exceeds one hundred three percent (103%) of the Estimated Closing Date Net Working Capital shall result in a corresponding dollar-for-dollar increase in the Estimated Purchase Price, and (ii) the amount, if any, by which the Estimated Closing Date Net Working Capital exceeds one hundred three percent (103%) of the Closing Date Net Working Capital shall result in a corresponding dollar-for-dollar decrease in the Estimated Purchase Price. If the Estimated Purchase Price is adjusted as provided for in the first sentence of this Section 1.3(f), then within three (3) Business Days following the determination of the Final Closing Cash Payment, Seller will pay the amount of any decrease to the Estimated Purchase Price to Buyer or Buyer will pay the amount of any increase to the Estimated Purchase Price to Seller (as applicable), by wire transfer of immediately available funds to the account designated by the recipient.
7.Other Agreements.
(a)    The Closing Date shall be the date hereof and the Closing shall be deemed effective as of 12:01 a.m. on such date.
(b)    Seller shall deliver to Buyer the original certificate(s) representing the Stock and the original related stock power in the form attached to the Purchase Agreement as Exhibit 1.6(b)(i), executed by Seller, within two Business Days after the Closing Date.

8.Miscellaneous.
8.1    Effect of Agreement. Except as otherwise expressly provided for herein, the Purchase Agreement shall remain unchanged and shall continue in full force and effect. From and after the date hereof, any references to the Purchase Agreement shall be deemed to be references to the Purchase Agreement as amended by this Agreement.
8.2    Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and any assignees to the Purchase Agreement.
8.3    Governing Law. This Agreement shall be interpreted and enforced in accordance with, and its validity and performance shall be governed by, the laws of the State of Delaware without regard to its laws regarding conflicts of laws.
8.4    Counterparts; Electronic Delivery. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any signature page delivered by facsimile or electronic image transmission shall be binding to the same extent as an original signature page. Any party that delivers a signature page by facsimile or electronic image transmission shall deliver an original counterpart to any other party that requests such original counterpart, it being understood and agreed that the failure to deliver any such original counterpart upon request shall not affect the binding nature of the signature page delivered by facsimile or electronic image transmission.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties have duly executed this Closing Agreement as of the date first above written.

BUYER:

Novation Holding, Inc.

By: /s/ Rodney E. Schwatken
Name: Rodney E. Schwatken
Title: Chief Executive Officer

PARENT:

Novation Companies, Inc.

By: /s/ Rodney E. Schwatken
Name: Rodney E. Schwatken
Title: Chief Executive Officer
SELLER:

BUTLER AMERICA, LLC

By: /s/ Scott Houston
Name: Scott Houston
Title: President

COMPANY:

HEALTHCARE STAFFING, INC.

By:     /s/ Richard Rector
Name: Richard Rector
Title: Executive Director

SORENSEN:

/s/ D. Stephen Sorensen
D. STEPHEN SORENSEN

EXHIBIT A
Total Tax Obligation

	Employee Withholdings	Employer Tax	Penalties and Interest	Total
Federal	$1,587,305.53	$529,669.79	$893,793.60	$3,010,768.92
Georgia	$425,010.93	$22,883.34	$170,301.50	$618,195.77
Total	$2,012,316.46	$552,553.13	$1,064,095.10	$3,628,964.69